MATTHEW MCMURDO, ESQ. Attorney-At-Law Matthew C. McMurdo | 917 318 2865 | matt@nannaronelaw.com	Suite 6D 140 West 57th Street New York, NY 10019

February 25, 2013

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	John Reynolds, Assistant Director
Adam F. Tuck

Re:	BLVD Holdings, Inc.
Amendment No. 3 to
Registration Statement on Form S-1
Filed January 3, 2013
File No. 333-183370

Dear Mr. Reynolds:

We are filing an Amendment No. 4 to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to M. Ann Courtney, President of BLVD Holdings, Inc. (“BLVD”), dated January 17, 2013 (the “SEC Letter”). This response letter, along with the amended Registration Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

General Comments

1. We note your response to prior comment 2 from our letter dated November 6, 2012. Please note that your emerging growth company status should be disclosed on your cover page with the balance of the disclosure added in response to our comment included in an appropriate location, such as the summary. Please relocate as appropriate.

Matthew McMurdo, Esq.

New York

We have amended the Registration Statement so that BLVD’s emerging growth status is disclosed on the cover page and the balance of the disclosure is presented in the prospectus summary on page 4 of the Registration Statement.

2. We note your response to prior comment 4 from our letter dated November 6, 2012. Rule 415 appears to apply to your offering. Please revise accordingly and advise us how the company will conduct its offering pursuant to Rule 415. In this respect please ensure you provide all appropriate undertakings required by Item 512 of Regulation S-K.

Rule 415 does apply to our offering. BLVD shall sell the securities on a continuous basis for 180 days from effectiveness of the Registration Statement. BLVD shall file a post-effective amendment which reflects any facts or events which, individually or together, represent a fundamental change in the information in the registration statement and any increase or decrease in volume of securities offered or present a material change in the plan of distribution. BLVD shall also file a post-effective amendment to remove from registration the securities which remain unsold after the 180 day offering.

Prospectus Summary, page 4

3. We note your response to prior comment 15 from our letter dated November 6, 2012. However, you continue to include the statement “we will determine when and how our officer will sell the common stock offered…” Please revise as appropriate.

We have amended the Registration Statement to remove the aforementioned statement.

Risk Factors, page 8

4. We note your response to prior comment 17 from our letter dated November 6, 2012 and reissue in part. Several of your risk factors and risk factor headings are poorly developed and do not fully describe the risks to investors in the context of your proposed business and offering. Please substantially revise your risk factors accordingly. See Item 503(c) of Regulation S-K.

We have substantially revised our risk factors beginning on page 8 of the Registration Statement.

5. Please revise the page 9 risk factor “The Company’s Business Model May Change or Evolve” to clarify, if true, that you currently have no intention of changing your business model or plan.

We have revised the Risk Factor on page 9 to clarify that BLVD currently has no intention of changing is business model or plan.

Matthew McMurdo, Esq.

New York

Use of Proceeds, page 13

6. Please present, and label, the amount of gross and net proceeds to the company under each scenario.

The gross proceeds and net proceeds have been added to the Use of Proceeds table on page 15.

7. We note the disclosure on page 24 regarding the loan payable to your Chief Executive, due of July 19, 2013. Please address the priority given to repaying this loan and clarify whether the proceeds raised in the offering may be used to repay the loan.

The loan has been repaid as of December 31, 2012 and accordingly there is no longer a need to disclose the priority or source of repayment of the loan.

8. We note that your use of proceeds table for 10% of the shares sold column indicates a negative amount of proceeds to be used for the amount of working capital. Please revise to clarify this disclosure.

Footnote (2) has been expanded to explain if less than 25% of the shares offered are sold then the net result will be that the cost of the offering will exceed the net proceeds.

9. Please revise to provide a more detailed discussion of the working capital expenses and anticipated amounts for each noted use.

We have provided a range for each anticipated use of the working capital. The actual amount will be determined by management at the time the expenditure is incurred.

Dilution of the Price You Pay for Your Shares, page 14

10. We note your revised dilution disclosure provided in response to comment 28 of our letter dated November 6, 2012. Please tell us why you do not include property and equipment in your net tangible book value of $5,145 as of September 30, 2012. Also tell us why you include general and administrative expense, and officer and employee salaries to arrive at your pro forma net tangible book value calculations under the 50%, 75% and 100% sale scenarios.

The omission of the $5,145 of property and equipment from the net tangible book value was an error which has been corrected in the attached amendment. The general and administrative expense and officer salaries were not included in the pro forma net tangible book value calculations.

Matthew McMurdo, Esq.

New York

Business, page 17

11. Please revise to discuss your product development process in greater detail. For example, you refer to your “rigorous due diligence process” without explanation and do not address the time or expense involved in developing a script.

We revised the Product Development section to discuss the process in greater detail and addressed the time and expense involved in developing a script.

12. We note that the company has sold 3 scripts to Lusso Media, Inc. on August 15, 2012, September 24, 2012 and November 30, 2012. Please revise to indicate whether there is any relationship between the company or Ms. Courtney and Lusso Media.

We revised the registration statement to indicate that there is no relationship between Ms. Courtney or the Company and Lusso Media, Inc.

Financial Statements

13. Please update your financial statements in the next amendment pursuant to Rule 8-08 of Regulation S-X.

Financial Statements have been updated.

Exhibits

14. We note your response to prior comment 48 and reissue. Please revise your opinion to refer to the governing state law and not simply the Nevada Revised Statutes.

Exhibit 5.1 has been revised to refer to the governing state law.

15. We note that the exhibit index indicates that Exhibit 10.3 is filed with the amendment to the registration statement filed on January 3, 2013. We also note that Exhibit 10.3 has not been filed with the amendment field on January 3, 2013. Please file Exhibit 10.3 with your next amendment.

Exhibit 10.3 has been filed with the Registration Statement.

Matthew McMurdo, Esq.

New York

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Matthew McMurdo

cc:	M. Ann Courtney, President
BLVD Holdings, Inc.